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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING APR 13 2004 WASH, D.C. 158 SECTION

SEC FILE NUMBER
8- 50579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Western Municipal Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

583 N. Minaret Street
(No. and Street)

Turlock (City) CA (State) 95380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stocks (209) 632-0257
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger & Company CPA's
(Name — *if individual, state last, first, middle name*)

687 E. Canal Drive	Turlock	CA	95380
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

COPY

OATH OR AFFIRMATION

I, Marc Stocks, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Western Municipal Securities Corporation, as December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the comp: nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

Signature

President

Title

Erin L. Machado, Notary Public

ERIN L. MACHADO
Commission # 1450684
Notary Public - California
Stanislaus County
My Comm. Expires Nov 11, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cc solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVISED

WESTERN MUNICIPAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
Supplementary Schedule I
December 31, 2003

Net Capital:		
Total stockholder's equity		$ 229,051.32
Deductions and/or Charges:		
Non-allowable assets:		
Advance - Employee	$ 2,309.90	
Advances - Stockholders	5,651.90	
Deferred Income Taxes	2,000.00	
Investments	24,000.00	
Fixed assets - Net of Accumulated Depreciation	30,741.39	64,703.19
Net Capital		$ 164,348.13
Aggregate Indebtedness:		
Accounts payable and other Liabilities	$ 24,838.91	
Total aggregate indebtedness		$ 24,838.91
Ratio of Aggregate Indebtedness To Net Capital:		
Net Capital		$ 164,348.13
Net Capital Requirement - Greater of 6-2/3% of aggregate indebtedness or $100,000		100,000.00
Net Capital in excess of requirement		$ 64,348.13
Ratio: Aggregate indebtedness to net capital		.15 to 1

REVISED

WESTERN MUNICIPAL SECURITIES CORPORATION

Reconciliation with Company's Computation

(Included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$187,894.84
Audit adjustments to correct and record additional payables	(23,546.71)
Net Capital	$164,348.13

April 05, 2004

Mr. Marc Stocks
President
Western Municipal Securities Corp.
583 N. Minaret Street
Turlock, CA 95380

NASD

Dear Marc:

This acknowledges receipt of your 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d). A review of the "Computation of Net Capital Under Rule 15c3-1" for December 31, 2003 indicates that the firm's Net Capital was overstated due to the inaccurate treatment of the following items:

Advance – Employee	$2,309.90
Advances – Stockholders	$5,651.90
Deferred Income Taxes	$2,000.00

As the above items are considered Non-Allowable Assets, they should be taken as a deduction on the Net Capital Computation. Please refer to SEC Rule 15c3-1 in the *NASD Manual*. We urge you to review this Rule with your Financial Operations Principal and Independent Accountant.

We request that you make the appropriate changes to the net capital computation and provide a revised version of the "Computation of Net Capital Under Rule 15c3-1" and the "Reconciliation with Company's Computation" to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. In addition, please make the appropriate amendments to the December 2003 Focus Filing.

Please attend to this matter promptly. If you have any questions, please contact me at (415) 882-1278.

Sincerely,

Anne Enos
Examiner

Enclosure: Form X-17A-5 Part III Facing Page

cc: Chief Examiner, Securities & Exchange Commission
Los Angeles Regional Office
Berger & Company Certified Public Accountants